Exhibit 99.2

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As at June 30, 2023 (Unaudited)

Somekh Chaikin

Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at June 30, 2023 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month and three-month period then ended. The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for these interim periods under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for these interim periods based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identifiable in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard (IAS 34).

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

August 22, 2023

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	June 30	June 30	December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	818	506	849
Short term deposits	-	-	125
Short-term restricted deposits and cash	60	37	36
Trade receivables and accrued income	277	169	260
Other receivables and debit balances	160	119	190
Inventories	9	5	7
Short-term derivative financial instruments	14	12	10

Total current assets	1,338	848	1,477

Non‑current assets

Long-term restricted deposits and cash	58	53	53
Prepaid expenses and other long-term receivables	300	193	179
Investments in associates	2,496	2,043	2,296
Deferred tax assets	25	36	22
Long-term derivative financial instruments	63	53	57
Property, plant & equipment	6,135	4,026	4,324
Right‑of‑use assets	488	326	347
Intangible assets	1,067	766	777

Total non‑current assets	10,632	7,496	8,055

Total assets	11,970	8,344	9,532

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	June 30	June 30	December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current liabilities

Current maturities of long-term loans from banks and financial institutions	183	87	92
Current maturities of loans from non‑controlling interests	33	64	13
Current maturities of debentures	113	28	33
Trade payables	377	329	335
Payables and credit balances	424	73	110
Short-term derivative financial instruments	3	4	3
Current maturities of lease liabilities	62	60	61
Current tax liabilities	1	-	2

Total current liabilities	1,196	645	649

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	2,555	1,698	1,724
Long-term loans from non-controlling interests	400	410	424
Debentures	1,735	1,803	1,807
Long-term lease liabilities	209	73	69
Other long‑term liabilities	146	114	146
Deferred tax liabilities	479	322	347

Total non-current liabilities	5,524	4,420	4,517

Total liabilities	6,720	5,065	5,166

Equity

Share capital	2	2	2
Share premium	3,210	2,392	3,209
Capital reserves	645	300	327
Retained earnings (loss)	8	(131)	(31)

Total equity attributable to the Company’s shareholders	3,865	2,563	3,507

Non‑controlling interests	1,385	716	859

Total equity	5,250	3,279	4,366

Total liabilities and equity	11,970	8,344	9,532

Yair Caspi	Giora Almogy	Ana Berenshtein Shvartsman
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Financial statements approval date: August 22, 2023

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sales and provision of services	1,120	873	601	405	1,927
Cost of sales and services (excluding depreciation and amortization)	834	643	470	332	1,404
Depreciation and amortization	110	86	62	44	191

Gross profit	176	144	69	29	332

General and administrative expenses	117	96	58	48	239
Share in the profits (losses) of associates	100	66	15	(29)	286
Business development expenses	30	23	15	13	50
Other expenses, net	5	-	5	-	-

Profit (loss) from operating activities	124	91	6	(61)	329

Finance expenses	110	86	63	48	167
Finance income	37	94	8	77	120

Finance income (expenses), net	(73)	8	(55)	29	(47)

Profit (loss) before taxes on income	51	99	(49)	(32)	282

Income tax expenses (tax benefit)	12	27	(9)	-	65

Profit (loss) for the period	39	72	(40)	(32)	217

Attributable to:
The Company’s shareholders	39	67	(24)	(11)	167
Non‑controlling interests	-	5	(16)	(21)	50

Profit (loss) for the period	39	72	(40)	(32)	217

Earnings (loss) per share attributable to the Company’s owners

Basic and diluted earnings (loss) per share (in NIS)	0.18	0.33	(0.10)	(0.05)	0.79

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

 OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit (loss) for the period	39	72	(40)	(32)	217

Other comprehensive income items that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	17	39	13	15	50

Net change in fair value of derivative financial instruments used to hedge cash flows recognized in the cost of the hedged item	(4)	2	(1)	(1)	(4)

Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(11)	(7)	(7)	(5)	(14)

Share in other comprehensive income (loss) of associates, net of tax	(14)	54	4	9	64

Foreign currency translation differences in respect of foreign operations	202	243	96	213	267

Tax on other comprehensive income (loss) items	1	(9)	-	(4)	(9)

Other comprehensive income for the period, net of tax	191	322	105	227	354

Total comprehensive income for the period	230	394	65	195	571

Attributable to:
The Company’s shareholders	190	292	56	148	412
Non‑controlling interests	40	102	9	47	159
Comprehensive income for the period	230	394	65	195	571

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (retained loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)
For the six-month period ended June 30, 2023

Balance as at January 1, 2023	2	3,209	(25)	91	159	78	24	(31)	3,507	859	4,366
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	196	196
Share-based payment	-	-	(1)	-	-	-	6	-	5	1	6
Exercised options and RSUs	*-	1	-	-	-	-	(1)	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	-	-	163	289	452
Other comprehensive income (loss) for the period, net of tax	-	-	-	(8)	159	-	-	-	151	40	191
Profit for the period	-	-	-	-	-	-	-	39	39	-	39
Balance on June 30, 2023	2	3,210	137	83	318	78	29	8	3,865	1,385	5,250
For the six-month period ended June 30, 2022

Balance as at January 1 2022	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	37	37
Share-based payment	-	-	-	-	-	-	7	-	7	-	7
Exercised options and RSUs	*-	*-	-	-	-	-	*-	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	55	170	-	-	-	225	97	322
Profit for the period	-	-	-	-	-	-	-	67	67	5	72
Balance on June 30, 2022	2	2,392	(25)	87	143	78	17	(131)	2,563	716	3,279

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (retained loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)
For the three-month period ended June 30, 2023

Balance as at April 1, 2023	2	3,209	138	78	243	78	28	32	3,808	1,341	5,149

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	34	34
Share-based payment	-	-	(1)	-	-	-	2	-	1	1	2
Exercised options and RSUs	*-	1	-	-	-	-	(1)	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	5	75	-	-	-	80	25	105
Loss for the period	-	-	-	-	-	-	-	(24)	(24)	(16)	(40)

Balance on June 30, 2023	2	3,210	137	83	318	78	29	8	3,865	1,385	5,250

For the three-month period ended June 30, 2022

Balance as at April 1 2022	2	2,392	(25)	79	(8)	78	13	(120)	2,411	669	3,080

Share-based payment	-	-	-	-	-	-	4	-	4	-	4
Exercised options and RSUs	*-	*-	-	-	-	-	*-	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	8	151	-	-	-	159	68	227
Loss for the period	-	-	-	-	-	-	-	(11)	(11)	(21)	(32)
Balance on June 30, 2022	2	2,392	(25)	87	143	78	17	(131)	2,563	716	3,279

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained loss	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	(Audited)
For the year ended December 31, 2022

Balance as at January 1 2022	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

Issuance of shares (less issuance expenses)	*-	815	-	-	-	-	-	-	815	-	815
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	123	123
Share-based payment	-	-	-	-	-	-	16	-	16	-	16
Exercised options and RSUs	*-	2	-	-	-	-	(2)	-	-	-	-
Other comprehensive income for the year, net of tax	-	-	-	59	186	-	-	-	245	109	354
Profit for the year	-	-	-	-	-	-	-	167	167	50	217

Balance as at December 31, 2022	2	3,209	(25)	91	159	78	24	(31)	3,507	859	4,366

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the six-month period ended June 30		For the three-month period ended June 30
					For the year ended December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	39	72	(40)	(32)	217
Adjustments:
Depreciation, amortization and diesel fuel consumption	136	96	84	51	210
Finance expenses (income), net	73	(8)	55	(29)	47
Income tax expenses (tax benefit)	12	27	(9)	-	65
Share in losses (profits) of associates	(100)	(66)	(15)	29	(286)
Share-based payment transactions (including cash-settled transactions)	17	17	8	5	62
	177	138	83	24	315

Changes in inventory, trade and other receivables	17	(19)	(75)	(44)	(84)
Changes in trade payables, service providers, other payables and long-term liabilities	(33)	(23)	49	25	(19)
	(16)	(42)	(26)	(19)	(103)

Dividends received from associates	4	-	4	-	-
Income tax paid	(5)	-	(4)	-	(5)

Net cash from operating activities	160	96	57	5	207

Cash flows from investing activities

Interest received	15	-	9	-	8
Short-term restricted deposits and cash, net	(17)	(34)	(32)	(21)	(33)
Short term deposits, net	125	-	-	-	(125)
Provision of short-term collateral(1)	-	-	-	-	(79)
Release of short-term collateral(1)	73	-	-	-	17
Withdrawals from long-term restricted cash	-	44	-	29	44
Deposits to long-term restricted cash	(1)	(2)	(1)	(1)	(2)
Acquisition of Gat and Mountain Wind, net of cash acquired(2)	(893)	-	(625)	-	-
Investment in associates	(8)	(3)	(4)	(2)	(10)
Subordinated long-term loans to Valley(3)	(87)	-	(87)	-	-
Proceeds for repayment of partnership capital from associates	8	9	1	1	15
Purchase of property, plant, and equipment, intangible assets and long-term deferred expenses	(540)	(552)	(317)	(268)	(942)
Proceeds for derivative financial instruments, net	9	1	3	3	5

Net cash used in investing activities	(1,316)	(537)	(1,053)	(259)	(1,102)
(1)	Included mainly a collateral provided to secure transactions to hedge energy margins in Valley (an associate of CPV Group) in 2022, and which was released in the reporting period.

(2)	For further information, see Notes 6A1, 6B, 7A1 and 7A2.

(3)	For further information, see Note 11.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the six-month period ended June 30		For the three-month period ended June 30
					For the year ended December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from financing activities
Proceeds of share issuance, net of issuance costs	-	-	-	-	815
Receipt of long-term loans from banking corporations and financial institutions(2)	913	253	366	97	291
Receipt of long-term loans from non-controlling interests	45	20	10	9	46
Investments by holders of non-controlling interests in equity of subsidiary	196	37	34	-	123
Proceed in respect of restructuring - share exchange and investment transaction with Veridis(4)	452	-	-	-	-
Interest paid	(59)	(41)	(25)	(11)	(86)
Prepaid costs for loans taken	(18)	(5)	(15)	(2)	(9)
Repayment of long-term loans from banking corporations and others	(46)	(40)	(22)	(19)	(74)
Repayment of long-term loans as part of the acquisition of Gat (2)	(303)	-	-	-	-
Repayment of long-term loans from non-controlling interests	(74)	(14)	(38)	-	(89)
Repayment of debentures	(16)	(10)	-	-	(20)
Proceeds (payment) for derivative financial instruments, net	3	(3)	2	(1)	(3)
Repayment of principal in respect of lease liabilities	(4)	(3)	(2)	(2)	(8)
Net cash provided by financing activities	1,089	194	310	71	986

Net increase (decrease) in cash and cash equivalents	(67)	(247)	(686)	(183)	91

Balance of cash and cash equivalents at beginning of period	849	731	1,503	668	731

Effect of exchange rate fluctuations on cash and cash equivalent balances	36	22	1	21	27

Balance of cash and cash equivalents at end of period	818	506	818	506	849

(4)	For further information, see Note 6A2.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 1 – GENERAL

The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Rd., Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the approval date of the report, the Company and its investees (hereinafter - the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For further details regarding the Group’s operating segments during the reporting period, see Note 27 to the Financial Statements as at December 31, 2022 (hereinafter – the “Annual Financial Statements”).

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) - “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The Condensed Consolidated Interim Financial Statements were approved for publication by the Company’s Board of Directors on August 22, 2023.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D.	Reclassification

The Group carried out immaterial classifications in its comparative figures so that their classification will match their classification in the current financial statements.

E.	Seasonality

The results of group companies in Israel are based on the generation component, which constitutes part of the energy demand management tariff (hereinafter – the “TAOZ”), which is supervised and published by the Israeli Electricity Authority. Through January 2023, the year was broken down into three seasons: summer (July and August), winter (December, January and February) and “transitional” (March through June and September through November), and for each season a different tariff was set for each demand hour cluster (hereinafter - “DHC”). Two key changes occurred as from January 2023: (1) The cancellation of the mid-peak DHC tariff, on account of the expansion of the number of months of the peak and off-peak DHCs; (2) the summer season was extended to 4 months instead of two months, such that June to September are considered as summer, March to May and October to November are considered as the transitional season, and the winter season did not change. The changes made to the DHCs alters the seasonality aspect of the breakdown of the Company’s revenues and profitability in Israel throughout the year, such that it significantly raises them during the summer months, specifically during the third quarter compared with the other quarters - especially the first quarter.

In the USA, the activity of CPV Group is affected by seasonality as a result of variable demand due to, among other things, weather changes in different seasons, gas and electricity prices. In general, with respect to gas-fired power plants, there is higher profitability in seasons where temperatures are at their highest or lowest - usually during summer and winter. Similarly, the profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, which tends to be higher in winter, unless there is a fixed contractual price for the project.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 4 – SEGMENT REPORTING

A.
Further to what is stated in Note 27 to the annual financial statements, during the reporting period there were no changes in the composition of the Group’s reportable segments, or in the manner of measuring the results of the segments by the chief operating decision maker.

B.	As to changes in the composition of the segments as from December 31, 2022, see Note 27 to the annual financial statements.

	For the six-month period ended June 30, 2023
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	998	748	67	55	(748)	1,120

Adjusted EBITDA after proportional consolidation for the period[1]	210	268	19	(3)	(270)	224
Adjustments:
Share in profits of associates						100
Net pre-commissioning expenses in the Zomet Power Plant						(18)
General and administrative expenses at the US headquarters (not allocated to segments)						(47)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(13)
Total EBITDA for the period						246

Depreciation and amortization						(117)
Finance expenses, net						(73)
Other expenses, net						(5)
						(195)

Profit before taxes on income						51

Expenses for income tax						12

Profit for the period						39

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the six-month period ended June 30, 2022 (*)
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	781	857	52	40	(857)	873

Adjusted EBITDA after proportional consolidation for the period	146	208	20	1	(208)	167
Adjustments:
Share in profits of associates						66
Net pre-commissioning expenses in the Zomet Power Plant						(1)
General and administrative expenses at the US headquarters (not allocated to segments)						(39)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(11)
Total EBITDA for the period						182

Depreciation and amortization						(91)
Finance income, net						8
						(83)

Profit before taxes on income						99

Expenses for income tax						27

Profit for the period						72

(*) Restated due to changes in composition of segments. For additional details – see Section B above.1

[1]	For a definition of adjusted EBITDA, please see Note 27 to the annual financial statements.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the three-month period ended June 30, 2023
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)
Revenues from sales and provision of services	534	251	40	27	(251)	601
Adjusted EBITDA after proportional consolidation for the period	92	87	12	(3)	(87)	101
Adjustments:
Share in profits of associates						15
Net pre-commissioning expenses in the Zomet Power Plant						(11)
General and administrative expenses at the US headquarters (not allocated to segments)						(23)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(6)
Total EBITDA for the period						76

Depreciation and amortization						(65)
Finance expenses, net						(55)
Other expenses, net						(5)
						(125)
Loss before income taxes						(49)

Tax benefit						(9)

Loss for the period						(40)

	For the three-month period ended June 30, 2022 (*)
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)
Revenues from sales and provision of services	353	384	30	22	(384)	405

Adjusted EBITDA after proportional consolidation for the period	26	72	12	2	(71)	41

Adjustments:
Share in losses of associates						(29)
Net pre-commissioning expenses in the Zomet Power Plant						(1)
General and administrative expenses at the US headquarters (not allocated to segments)						(19)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(6)
Total EBITDA for the period						(14)

Depreciation and amortization						(47)
Finance income, net						29
						(18)
Loss before income taxes						(32)
Loss for the period						(32)

(*) Restated due to changes in composition of segments. For additional details – see Section B above.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2022
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Audited)

Revenues from sales and provision of services	1,735	1,967	95	97	(1,967)	1,927

Annualized adjusted EBITDA after proportional consolidation	367	562	26	-	(564)	391

Adjustments:
Share in profits of associates						286
Net pre-commissioning expenses in the Zomet Power Plant						(10)
General and administrative expenses at the US headquarters (not allocated to segments)						(111)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(26)
Total EBITDA for the year						530

Depreciation and amortization						(201)
Finance expenses, net						(47)
						(248)
Profit before taxes on income						282
Expenses for income tax						65
Profit for the year						217

NOTE 5 – REVENUES FROM SALES AND SERVICES

Composition of revenues from sales and provision of services:

	For the six-month period ended June 30		For the three-month period ended June 30
					For the year ended December 31
	2023	2022	2023	2022	2022
In NIS million	(Unaudited)		(Unaudited)		(Audited)
Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	624	536	324	245	1,212
Revenues from energy sales to the System Operator and other suppliers	65	57	42	17	107
Revenues from sale of steam in Israel	31	30	14	16	62
Other income in Israel	43	14	35	6	39
Total revenues from sale of energy and others in Israel (excluding infrastructure services)	763	637	415	284	1,420
Revenues from private customers for infrastructure services	235	144	119	69	315
Total income in Israel	998	781	534	353	1,735
Revenues from the sale of electricity from renewable energy in the USA	60	47	36	25	87
Revenues from provision of services in the US	62	45	31	27	105
Total revenues in the USA	122	92	67	52	192
Total income	1,120	873	601	405	1,927

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 6 – SUBSIDIARIES

A.	Israel

1.	Business combination that took place in the reporting period - acquisition of the Gat Power Plant

Further to what is stated in Note 28D to the annual financial statements regarding the Group’s engagement in a transaction for the acquisition of the Gat Power Plant, on March 30, 2023 the transaction was completed, and all rights in the Gat Partnership were transferred to the Group in consideration for NIS 873 million (which is subject to working capital adjustments as is generally accepted in agreements of this type), of which NIS 303 million were used to repay the shareholders’ loan, and the remaining balance of NIS 570 million was used to acquire all the rights in the Gat Partnership (of which a total of NIS 300 million constitutes a deferred consideration that will be paid through December 31, 2023). For more information regarding the project financing agreement that was signed on March 30, 2023, and which was used to finance part of the consideration as stated above, see Note 7A1.

Determination of fair value of assets and liabilities identifiable as of the acquisition date:

The acquisition of the Gat Power Plant was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Therefore, on the Transaction Completion Date, the Company included in its financial statements the net identifiable assets of the Gat Power Plant in accordance with their fair value, that was estimated by an external and independent appraiser (BDO Ziv Haft). As of the approval date of the report, the Company had not yet completed the attribution of the acquisition cost to the identifiable assets and liabilities, in light of the short time that had elapsed from the date of the business combination to the report’s approval date. As a result, some of the fair value data are temporary and there may be changes that will affect the data included in these financial statements.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 6 – SUBSIDIARIES (cont.)

A.	Israel (cont.)

1.	Business combination that took place in the reporting period - acquisition of the Gat Power Plant (cont.)

Set forth below is the fair value of the identifiable assets and liabilities acquired (according to temporary amounts):

In NIS million

Cash and cash equivalents	2
Trade and other receivables	24
Property, plant, and equipment and right-of-use assets - facilities and electricity generation and supply license (1)	795
Property, plant, and equipment - land owned by the Gat Partnership (2)	84
Trade and other payables	(23)
Loans from former right holders (3)	(303)
Deferred tax liability	(109)
Identifiable assets, net	470
Goodwill (4)	85
Total consideration (5)	555

(1)
The Group opted to implement the expedient as per IFRS 3, and allocate the fair value of the facilities and the electricity supply license to a single asset. The fair value was estimated using the MultiPeriod Excess Earning Method (MPEEM). The valuation methodology included a number of key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 8%-8.75%. The said assets are amortized over approx. 27 years from the acquisition date, taking into account the expected residual value at the end of the assets’ useful life.

(2)	The fair value of the land was determined by an external and independent land appraiser using the discounted cash flow technique, , at a rate of 8%.

(3)	As stated above, the loans were repaid immediately after the acquisition date.

(4)	The goodwill arising as part of the business combination reflects the synergy between the activity of the Gat Power Plant and the Rotem Power Plant.

(5)	The consideration includes a cash payment of NIS 270 million plus deferred consideration, whose present value is estimated at NIS 285 million as of the Transaction Completion Date.

In NIS million
The aggregate cash flows that were used by the Group for the acquisition transaction:
Cash and cash equivalents paid	270
Cash and cash equivalents acquired	(2)
268

Furthermore, NIS 303 million were used to repay the shareholders’ loan as described above.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 6 – SUBSIDIARIES (cont.)

A.	Israel (cont.)

2.	Restructuring and investment transaction - Veridis transaction

The restructuring (transfer of assets and share exchange) and investment transaction entered into between Veridis, the Company and OPC Israel (a wholly-owned subsidiary of the Company) was completed in January 2023; as part of the transaction, assets were transferred from the Company and Veridis to OPC Israel and a wholly-owned company thereof; the transfer was tax-exempt in accordance with the provisions of the Income Tax Ordinance and was made in consideration for the allocation of shares in OPC Israel and a wholly-owned company thereof.

In addition, a shareholders agreement between the Company and Veridis was signed and came into force, which regulates their relationship in OPC Israel, such that as from the transaction completion date, all of the Company’s electricity and energy generation and supply in Israel are wholly-owned by OPC Israel.2 Furthermore, on the transaction completion date, Veridis transferred to OPC Israel a total of NIS 452 million (after adjustments to working capital as is generally accepted in agreements of this type); against the transfer of the said investment amount and Veridis’ rights in the Rotem Companies, Veridis was allocated 20% of OPC Israel’s issued capital. It should be noted that a total of NIS 400 million out of the said investment amount was used by Rotem to repay (pro rata) part of shareholders’ loans extended by the Company and Veridis to Rotem in 2021 (for more information, see Note 25D2 to the Annual Financial Statements). In addition, as part of the Transaction, arrangements were put in place regarding guarantees that the Company provided and/or will provide in favor of the assets transferred to OPC Israel, as well as indemnity arrangements in respect of such guarantees that will be retained by the Company. As of the approval date of the report, the parties take steps to complete actions in connection with the financing agreements of the Zomet and Hadera power plants, and in connection with adapting the said agreements to the holdings structure after the completion of the transaction.

The accounting treatment applied to the Veridis transaction in accordance with the provisions of IFRS 10 is a transaction with non-controlling interests while retaining control; accordingly, all differences between the cash received from Veridis as stated above and the increase in the non-controlling interests line item was recognized in capital reserve from transactions with non-controlling interests.

2 In January 2023, on the eve of the transaction’s completion, the Company transferred to OPC Israel, among other things, the shares of OPC Power Plants, the holdings in Rotem 2, the holdings in Gnrgy, as well as other companies and operations in the area of activity in Israel, such as energy generation facilities on consumers’ premises, virtual electricity supply activity, and more.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 6 – SUBSIDIARIES (cont.)

B.	USA - Renewable energies segment

Business combination that took place in the reporting period - acquisition of the Mountain Wind Power Plants

Further to what is stated in Note 29B to the annual financial statements regarding CPV Group’s engagement in an agreement for the acquisition of all rights in four active wind energy power plants (hereinafter - the “Mountain Wind Project”), on April 5, 2023, the transaction was completed and CPV Group received all rights in the Mountain Wind Project against payment of a NIS 625 million consideration (approx. USD 175 million) (after adjustments as is generally accepted in agreements of this type). For more information regarding the project financing agreement that was signed on April 6, 2023, and which was used to finance part of the consideration as stated above, see Note 7A2.

The acquisition of the Mountain Wind project was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Therefore, on the Transaction Completion Date, the Company included in its financial statements the fair value of the net identifiable assets and goodwill of the Mountain Wind project, that was estimated by an external and independent appraiser (PwC Kesselman & Kesselman).

As of the approval date of the report, the allocation of the purchase price to identifiable assets and liabilities has been completed, with no changes compared with the financial data reported in the financial statements for the first quarter of 2023.

Set forth below is the fair value of the identifiable assets and liabilities acquired:

	in NIS million (based on the USD exchange rate at the acquisition date)	In USD millions

Trade and other receivables	14	4
Property, plant & equipment (1)	451	127
Intangible assets (1)	93	26
Trade and other payables	(3)	(1)
Liabilities in respect of evacuation and removal	(5)	(2)
Identifiable assets, net	550	154
Goodwill (2)	75	21
Total consideration	625	175

(1)
The fair value was estimated using the discounted cash flow method. The valuation methodology included several key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 5.75%-6.25%. Intangible assets are amortized over 13 to 17 years, and property, plant, and equipment items are depreciated over 20 to 29 years.

(2)
The goodwill in the transaction reflects the business potential of the Group’s entry into the renewable energies market in New England, USA. CPV Group expects that the entire amount of the goodwill will be deductible for tax purposes.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES,  GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the reporting period

1.	Gat Financing Agreement:

In March 2023, the Gat Partnership and Bank Leumi le-Israel B.M. (hereinafter - “Bank Leumi”) signed a financing agreement for a senior debt (project financing) to finance the construction of the Gat Power Plant, as described in Note 6A1; set forth below are the key points of the agreement:

Loan principal
NIS 450 million, repayable in quarterly installments, starting from September 25, 2023, with the final repayment date being May 10, 2039 (subject to the stipulated early repayment provisions in the agreement)

Interest on the loan
•      Prime interest + a spread ranging from 0.4% to 0.9% per annum.
•      Conversion from a variable interest to fixed, unlinked interest, in accordance with the conversion mechanism (unlinked interest payable on government bonds as defined in the agreement + a spread ranging from 2.05% to 2.55%), according to the earliest of: four years from the date of the first withdrawal or at the Gat Partnership’s discretion, or at the Bank’s discretion, in accordance with the forced conversion mechanism, as stipulated in the agreement.
•      Repayment in quarterly installments, starting on June 25, 2023.

Collateral and pledges
•      Collateral were provided on all of the Gat Partnership’s assets and rights in it, including the real estate, bank accounts, insurances, the Gat Partnership’s assets and rights in connection with the Project Agreements (as defined in the agreement).
•       A lien was placed on the rights of the entities holding the Gat Partnership.
•      Guarantees were provided by the Company and Veridis Power Plants, each in accordance with its proportionate share in the Gat Partnership, as well as OPC Power Plants, to pay all principal and accrued interest payments, in connection with the completion of the registration of the collateral and the payment of the Deferred Consideration balance under the circumstances and subject to the terms set in the letter of guarantee.

Liabilities
The agreement prescribes certain restrictions and liabilities as is generally accepted in agreements of this type, including:
•      Prohibition on pledging assets, and restrictions on the sale and transfer of assets;
•      Restrictions on assuming financial debts and providing guarantees;
•      requirement to obtain Bank Leumi’s approval for engagement in material agreements and other material actions;
•      Undertaking in connection with holding certain reserve deposits for maintenance and debt service;
•      Bank Leumi was granted veto rights and other rights in connection with certain decisions as is generally accepted in agreements of this type;
•      Undertaking to obtain rating for the project under certain circumstances.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES,  GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

1.	Gat Financing Agreement: (cont.)

Financial covenants and default events
The agreement prescribes standard default events as is generally accepted in agreements of this type, including:
•    Various default events;
•     Shutdown of the Gat Power Plant;
•     Payment default;
•     Events that have a material adverse effect;
•     Cross-default events by parties to certain project agreements;
•     certain events relating to the project (as defined in the agreement);
•     Certain changes in ownership/control;
•     Certain force majeure events;
•      Events associated with insurance coverage of activity of the Gat Power Plant;
•      Non‑compliance with the financial ratios as set out in Note 7C and OPC Power Plants and certain other Group entities’ non-compliance with certain financial covenants;
•      Certain legal proceedings in connection with the Gat Partnership.

Conditions for distribution
Distributions by the Gat Partnership (as defined in the Gat Financing Agreement, including a repayment of shareholders’ loans) is subject to a number of terms and conditions outlined in the agreement, including, among other things:
•     Compliance with the following financial covenants: Historic DSCR, Average Projected DSCR and LLCR at a minimal rate of 1.15;
•     A first quarterly principal and interest payment was made;
•     The provisions of the agreement were complied with;
•     no more than four distributions will be carried out in a 12-month period.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES,  GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

1.	Gat Financing Agreement: (cont.)

Equity Subscription Agreement of the Gat Partnership:

In March 2023, the Gat Partnership, the Entities Holding the Gat Partnership, including OPC Power Plants and Bank Leumi signed an equity subscription agreement, under which the said entities made certain undertakings toward Bank Leumi in connection with the Gat Partnership's activity, including undertakings to bear 6 months of debt service at the terms set forth in the said agreement; to provide equity capital; an undertaking to make certain guarantees in favor of third parties in connection with the Gat Power Plant’s activity, to the extent required; certain financial covenants of OPC Power Plants and the Group companies; payment of certain amounts in connection with the arbitration proceeding between the Gat Partnership and the Operator (as defined in the agreement); bearing capacity payments under some circumstances prescribed in the said equity subscription agreement; and paying any amount to Bank Leumi beyond the principal and the accrued interest under the abovementioned Letter of Guarantee, to the extent it is realized.

2.	Mountain Wind financing agreement

On April 6, 2023, a CPV Group and a banking corporation entered into a financing agreement that includes: (1) a term loan of NIS 270 million (USD 75 million) that was used to fund part of the purchase consideration of the Mountain Wind Project (as described in Note 6B above) (hereinafter - the “Loan”); and (2) ancillary credit facilities for working capital and LC at a total amount of NIS 60 million (USD 17 million) for the current credit needs of the Mountain Wind Project.

The term of the Loan and Credit Facilities is for a period of 5 years. The Loan bears annual interest of SOFR plus a fixed margin and a variable margin of between 1.625% and 1.75% over the term of the loan; the interest will be paid at least every quarter. It should be noted that the CPV Group hedged the exposure to changes in variable SOFR interest by entering into an interest rate swap in respect of 75% of the balance of the Loan and opted to apply cash flow hedge accounting. The weighted interest as of the transaction date is 5.3%.

The agreement and credit facilities include generally accepted grounds for immediate repayment of the outstanding debt balance, and generally accepted financial covenants in connection with distributions. Furthermore, in order to secure the credit facilities, the banking corporation was provided with pledges on the assets of the Mountain Wind Project and the rights therein.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES,  GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

3.	Tax equity partner agreement in Maple Hill

On May 12, 2023, CPV Group entered into a NIS 280 million (USD 78 million) tax equity partner investment agreement in the Maple Hill project (hereinafter - the “Project”). Pursuant to the Agreement, the tax equity partner’s investment in the Project shall be provided in part (20%) on the date of completion of the construction works (Mechanical Completion) and the remainder (80%) on the Commercial Operation Date, as these terms are defined in the Agreement, subject to the fulfillment of the terms and conditions prescribed for that in the Agreement on each said date, as is the accepted norm in agreements of this type. It should be noted that if commercial operation of the Project will not be completed by December 31, 2023, the tax equity partner will be entitled to a NIS 13 million (approx. USD 4 million) compensation and for a certain period that was set, also to an option to sell to CPV Group his share in accordance with a mechanism set in the agreement, which is mainly derived on injection of the tax equity partner’s investments through that date.

In consideration for its investment in the project corporation, the tax equity partner is expected to receive most of the project’s tax benefits, including increased Investment Tax Credit (ITC) rate of 40% (following the IRA legislation), and participation in the distributable free cash flow from the project (at single rates and on a gradual basis as set out in the investment agreement). In addition, the tax equity partner is entitled to participate in the project's loss for tax purposes; in the first few years, the tax equity partner’s share in such taxable income or loss for tax purposes is high. At the end of 6 years from the commercial operation date, the tax equity partner’s share in such taxable income decreases significantly, and CPV Group has the option to acquire the tax equity partner’s share in the project corporation within a certain period and in accordance with a mechanism and conditions set out in the agreement in connection therewith.

As is generally accepted in engagements of this type, the agreement includes a guarantee provided by CPV Group, and an undertaking to indemnify the tax equity partner in connection with certain matters. Furthermore, the tax equity partner has certain veto rights, among other things, in respect of the creation of liens on the Project Partnership’s assets or the entry of the Project Corporation into additional material Project agreements.

The completion of the agreement and the injection of the tax equity partner's investments on the dates set for that purpose as stated above is subject to conditions precedent, which have not yet been fulfilled as of the approval date of the report.

4.	During the reporting period, the Company published a shelf prospectus that will be in effect through May 31, 2026.

5.	On August 1, 2023, Maalot (S&P) reiterated the rating of the Company and its debentures at ‘ilA-’, and updated the outlook to negative.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES,  GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

6.
Further to what is stated in Note 16B3 to the annual financial statements, in June 2023 the Company signed an agreement with a banking corporation whereunder the binding credit facility was increased by NIS 50 million, and a credit facility of up to NIS 75 million was added for the purpose of providing non-financial guarantees. The term of the credit facility was extended to June 28, 2024.

B.	Changes in the Group’s material guarantees:

Further to Note 16C to the Annual Financial Statements, following are details on the main changes which took place during the reporting period in the bank guarantee amounts given by Group companies to third parties:

	As at June 30, 2023	As at December 31, 2022

For operating projects in Israel (Rotem, Hadera and the Gat Power Plant) (1)	144	111
For Zomet (2)	100	74
For projects under construction and development in Israel (Sorek and consumers’ premises)	45	54
For virtual supply activity in Israel	53	62
In respect of the Eshkol tender	50	-
For operating projects in the USA (Keenan)	48	50
In respect of projects under construction and development in the USA (Group 3) (CPV)	226	90

Total	666	441

(1)	The increase arises mainly from an increase in bank guarantees provided by the companies in favor of the System Operator in the ordinary course of business.

(2)
The increase in the balance of guarantees stems mainly from an increase in bank guarantees provided by the Company in the name of Zomet in favor of the Israeli Electricity Authority in respect of the permanent generation license, and in favor of Zomet’s lenders as part of the Equity Subscription Agreement (as described in Note 16B2 to the annual financial statements).

(3)	The increase stems mainly from an increase in bank guarantees provided to various third parties in connection with a renewable energies project under advanced development.

In addition, subsequent to the report date, CPV Group provided a corporate guarantee of NIS 110 million (approx. USD 30 million) for the purpose of supporting energy retail sale activities through a wholly-owned subsidiary of CPV Group.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES,  GUARANTEES AND EQUITY (cont.)

C.	Financial covenants:

Further to what is stated in Note 17B to the annual financial statements, set forth below are the financial covenants attached to the Series B and C debentures as defined in the deeds of trust, and the actual amounts and/or ratios as of June 30, 2023:

Ratio	Required value Series B	Required value Series C	Actual value
Net financial debt (1) to adjusted EBITDA (2)	will not exceed 13 ((for distribution purposes - 11)	will not exceed 13 ((for distribution purposes - 11)	6.1
The Company shareholders’ equity (separate)	will not fall below NIS 250 million (for distribution purposes - NIS 350 million)	will not fall below NIS 1 billion (for distribution purposes - NIS 1.4 billion)	NIS 3,865 million
The Company’s equity to asset ratio (separate)	will not fall below 17% (for distribution purposes - 27%)	will not fall below 20% (for distribution purposes - 30%)	67%
The Company’s equity to asset ratio (consolidated)	--	will not fall below 17%	44%

(1) The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2) Adjusted EBITDA as defined in the deed of trust.

As of June 30, 2023, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES,  GUARANTEES AND EQUITY (cont.)

C.	Financial covenants: (cont.)

Further to Note 16 to the annual financial statements and Note 7A1, set forth below are the financial covenants, as defined in the said note, which apply to Group companies in connection with their financing agreements with banking corporations (including long-term loans and binding short-term credit facilities), and the actual amounts and/or ratios as of June 30, 2023:

Financial covenants	Breach ratio	Actual value
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum projected DSCR	1.10	1.19
Average projected DSCR	1.10	1.56
LLCR	1.10	1.68
Covenants applicable to the Company in connection with the Hadera Equity Subscription Agreement
Company’s shareholders equity (separate) (through the end of the construction contractor’s warranty period)	will not fall below NIS 250 million	NIS 3,865 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	67%
Minimum cash balance or bank guarantee from Hadera’s commercial operation date through the end of the construction contractor’s warranty period	will not fall below NIS 50 million	NIS 275 million
Covenants applicable to Zomet in connection with the Zomet Financing Agreement (1)
Expected ADSCR	1.05	1.37
Historic ADSCR	1.05	N/A
LLCR	1.05	1.42
Covenants applicable to the Gat Partnership in connection with the Gat Financing Agreement
Minimum projected DSCR	1.05	1.35
Average projected DSCR	1.05	1.35
LLCR	1.05	1.36
Covenants applicable to OPC Power Plants in connection with the Gat Equity Subscription Agreement
OPC Power Plants’ total assets balance	will not fall below NIS 2,500 million	NIS 5,523 million
OPC Power Plant’s equity to asset ratio	will not fall below 15%	31%
Ratio of net debt to adjusted EBITDA of OPC Power Plants	will not exceed 12	3.6
OPC Power Plants’ minimum cash balance	will not fall below NIS 30 million	NIS 173 million
OPC Power Plants’ minimum cash balance (”separate”)	will not fall below NIS 20 million	NIS 21 million
Covenants applicable to the Company in connection with the Harel credit facility
The Company shareholders’ equity (separate)	will not fall below NIS 550 million	NIS 3,865 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	67%
The Company’s net debt to adjusted EBITDA ratio	will not exceed 12	6.1
The LTV of the pledged rights	will be less than 50%	N/A
Covenants applicable to the Company in connection with the Discount credit facility
The Company shareholders’ equity (separate)	will not fall below NIS 1,000 million	NIS 3,865 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	67%
Covenants applicable to the Company in connection with the Mizrahi credit facility
The Company shareholders’ equity (separate)	will not fall below NIS 550 million	NIS 3,865 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	67%
Covenants applicable to the Company in connection with Hapoalim credit facility
The Company’s shareholders’ equity (separate)	will not at any time fall below NIS 1,200 million	NIS 3,865 million
The Company’s equity to asset ratio	will not at any time fall below 40%	44%
The ratio between the net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA, and the adjusted EBITDA	will not exceed 12	6.1

(1)	It should be noted that according to the Zomet Financing Agreement the historical ADSCR financial covenant shall be assessed for the first time after the first repayment date of the loans principal.

As of June 30, 2023, the Group companies comply with the said financial covenants.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES,  GUARANTEES AND EQUITY (cont.)

D.	Issuance of shares in respect of share-based payment and exercise of options

1.
Options – during the reporting period, the Company issued additional 7,975 ordinary shares of the Company of NIS 0.01 par value each to Group officers following announcements of net exercise of 22,786 options.

2.
RSUs – during the reporting period, the Company issued a total of 14,017 ordinary shares of the Company of NIS 0.01 par value each to Group officers in view of the vesting of some of the RSUs awarded to them as part of an equity compensation plan to Company’s employees as described in Note 18B to the Annual Financial Statements.

NOTE 8 – COMMITMENTS, CLAIMS AND OTHER LIABILITIES

A.	Commitments

1.
In June 2023, CPV Group entered into an EPC agreement with a construction contractor in respect of the construction of a solar-powered project with a capacity of 170 MWdc located in Maryland, United States (hereinafter - the “Backbone Project”). In accordance with the agreement, the contractor is required to plan, purchase, install, build, test, and operate the solar project in full, on a turnkey basis. As of the approval date of the financial statements, the total consideration in the EPC agreement was set at a fixed amount of NIS 650 million (approx. USD 175 million), which will be paid in accordance with the milestones set in the EPC agreement.

2.
In the reporting period, an agreement for the lease of land for the Backbone project entered into force in CPV Group. The term of the agreement is 37 years, with an option to extend the term by five further periods of seven years each. During the reporting period, a lease liability and a right-of-use asset in the amount of NIS 122 million (approx. USD 33 million) were recognized.

3.
Further to what is stated in Note 28C3 to the annual financial statements regarding Rotem and Hadera’s natural gas purchase agreements with Energean Israel Limited (hereinafter – “Energean”), in the reporting period Energean issued Hadera with a notice regarding the completion of the commissioning for the purpose of the Hadera agreement on February 28, 2023; Energean also issued Rotem with a notice regarding the completion of the commissioning for the purpose of the Rotem agreement on March 25, 2023, and a notice regarding commercial operation on March 26, 2023.

Furthermore, in the first quarter of 2023, Rotem and Hadera recognized a NIS 18 million (approx. USD 5 million) contractual financial amount, which was recognized in the cost of sales line item and is expected to be received in early 2024.

4.
Further to what is stated in Note 11B1(e) to the annual financial statements regarding the filing of the appraisal appeal by the joint corporation in respect of the assessment that was issued by the Israel Lands Authority (hereinafter – “ILA”) in respect of the land of the Zomet Power Plant, in January 2023, a decision was made regarding the initial appeal, whereby the amount of the final assessment was reduced to NIS 154 million (excluding VAT). In May 2023, Zomet appealed against the decision regarding the appeal.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 8 – COMMITMENTS, CLAIMS AND OTHER LIABILITIES (cont.)

B.	Claims and other liabilities

1.
Further to what is stated in Note 28A1 to the annual financial statements regarding a motion for certification of a derivative lawsuit regarding the power purchase transaction, in February 2023 the court handed down a judgment that approved the settlement agreement, and during the reporting period, Rotem paid a total of NIS 2 million, which reflects its share as set out in the settlement agreement.

2.
Further to what is stated in Note 28A4 to the annual financial statements, regarding the arbitration proceeding conducted with the Hadera construction contractor, the latter’s request to amend its pleadings was allowed, such that the contractor may add a claim for receipt of a final acceptance certificate of the power plant under the construction agreement; the amended pleadings were subsequently filed. In April 2023, the Company filed its response to the amended pleadings and a counter-claim. As of the approval date of the report, evidentiary hearings in the proceeding were scheduled for June 2024.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and financial liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments, trade payables and other payables, and some of the Group’s long-term loans are the same as or approximate to their fair values.

The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As at June 30, 2023
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	2,740	2,740
Loans from non‑controlling interests (Level 2)	433	403
Debentures (Level 1)	1,861	1,720
	5,034	4,863

	As at June 30, 2022
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	1,785	1,872
Loans from non‑controlling interests (Level 2)	474	429
Debentures (Level 1)	1,845	1,791
	4,104	4,092

	As at December 31, 2022
	Carrying amount (*)	Fair value
	(Audited)	(Audited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	1,817	1,859
Loans from non‑controlling interests (Level 2)	437	400
Debentures (Level 1)	1,854	1,734
	4,108	3,993

(*) Includes current maturities and interest payable.

For details regarding the Group’s risk management policies, including entering into financial derivatives as well as the manner of determining the fair value, see Note 23 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS (cont.)

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using an evaluation method.

The evaluation techniques and various levels were detailed in Note 23 to the annual financial statements.

	As at June 30		As at December 31
	2023	2022	2022
	(Unaudited)		(Audited)
In NIS million

Financial assets
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	38	30	(*) 33
Interest rate swaps (USA) (Level 2)	29	18	24
Forwards on exchange rates (Level 2)	1	7	2

Total	68	55	59

(*) The nominal NIS-denominated discounted interest rate range in the value calculations is 3.94%-4.20% and the real discounted interest rate range is 0.24%-2.10%.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 10 – SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.
In the six‑month periods ended June 30, 2023 and 2022 the Group purchased property, plant and equipment for a total of approx. NIS 1,820 million and approx. NIS 405 million, respectively, including property, plant and equipment purchased under a business combination during the six-month period ended June 30, 2023, for a total of approx. NIS 1,321 million, as detailed in Notes 6A1 and 6B.

The said purchase amounts also include credit costs, which were capitalized to property, plant and equipment at approx. NIS 47 million and approx. NIS 23 million, in the six‑month periods ended June 30, 2023 and 2022, respectively. Furthermore, these amounts include non-cash purchases totaling approx. NIS 72 million and NIS 99 million during these periods, respectively.

B.
The commercial operation period of the Zomet Power Plant commenced on June 22, 2023. The commercial operation period of the Three Rivers power plant commenced subsequent to the reporting date (CPV Group’s share - 10%).

C.
Further to what is stated in Note 18C to the annual financial statements regarding a profit-sharing plan for CPV Group employees, the Plan’s fair value as of the report date amounted to approx. NIS 155 million (approx. USD 42 million); this value was estimated using the option pricing model (OPM), based on a standard deviation of 28%, risk-free interest of 4.6%, and expected remaining useful life until exercise of 2.5 years. In the reporting period, NIS 11 million in expenses were recognized (approx. NIS 10 million in the corresponding period last year).

D.
Further to what is stated in Note 25A2 to the annual financial statements, in the reporting period, the Company and non-controlling interests made equity investments in the partnership OPC Power Ventures LP (both directly and indirectly) a total of approx. NIS 487 million (approx. USD 134 million), and extended approx. NIS 151 million (approx. USD 41 million) in loans, based on their stake in the partnership. Subsequent to the reporting date, further equity investments and shareholders’ loans totaling NIS 54 million (approx. USD 15 million) and NIS 17 million (approx. USD 5 million), respectively, were advanced. As of the approval date of the financial statements, there are no remaining investment commitments or outstanding shareholders’ loans. The Company acts in collaboration with the non-controlling interests to increase the liabilities balance by approx. USD 100 million during the third quarter of 2023. As of the report’s approval date, there is no certainty regarding the increase of the credit facility and supplementation  date.

E.	For more information regarding developments in credit from banking corporations and others, debentures, guarantees and equity in the reporting period and thereafter, see Note 7.

F.	For more information regarding developments in commitments, legal claims and other liabilities in the reporting period and thereafter, see note 8.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 10 – SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

G.
On May 10, 2023, it was announced that the Group through OPC Power Plants (hereinafter - the “Winner”) won the tender issued by ILA for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to three compounds in the Neot Hovav Industrial Local Council, with a total area of approx. 227 hectares. The Group’s bids in this Tender total NIS 484 million, in the aggregate, for all three Tender Compounds.

Under the terms and conditions of the Tender, the bids’ amount shall be paid in the following manner for each of the compounds: (1) in connection with participating in the Tender, the Group has provided a guarantee of approx. NIS 5 million for each of the compounds, which are the subject matter of the Tender (a total of NIS 15 million), which, in accordance with the terms and conditions of the Tender, was realized upon winning and will be deducted from the first payment, as stated below; (2) In August 2023, an additional amount was paid such that the amount paid constitutes 20% of the bid amount for each compound and agreement. It should be noted that as of the report approval date, a planning authorization agreement has not yet been signed between the Winning Bidder and the ILA for the period prescribed in the tender documents, and; (3) upon authorizing a new outline plan, under which the project may be constructed (to the extent that it is authorized), lease agreements will be signed for a period of 24 years and 11 months, to construct and operate the project(s), against payment of the remaining 80% of the bid amount per compound. To clarify, 20% of the said bid amount paid will not be refunded to the Winning Bidder even if the project(s)’ development and planning procedures never develop into an authorized plan and lease agreements are not signed.

As of the approval date of the report, it is uncertain that approvals, consents, or actions required for the completion of the project/s will be completed with respect to any of the compounds.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

The Group attaches to these condensed consolidated interim financial statements the condensed interim financial statements of Valley and Towantic, and the condensed interim financial data of Fairview (hereinafter - “Material Associates”), including adjustments from US GAAP to IFRS presented below. According to an approval issued by the Israel Securities Authority Staff at the request of the Company, the Company shall publish the condensed interim financial statements of Fairview for the second quarter of 2023 by September 30, 2023.

According to legal advice received by CPV Group, under the relevant US law it is not required to sign the financial statements of the material associates, and the attached financial statements were approved by the competent organs, and a review report of the independent auditors was attached thereto.

The Material Associates’ functional and presentation currency is the USD. As of the report date, the exchange rate is NIS 3.7 per USD.

The financial statements of the Material Associates are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Set forth below is information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules.

Valley

Further to what is stated in Note 26D to the annual financial statements, on June 27, 2023 Valley’s financing agreement was amended and extended (hereinafter - the “Amendment and Extension Agreement). According to the original financing agreement, the contractual repayment date with regard to loans whose balance as of the signing date of the amendment and extension agreement is NIS 1.5 billion (approx. USD 415 million, CPV Group’s share - 50%), will be June 30, 2023. According to the amendment and extension agreement, the final repayment date was postponed to May 31, 2026. Set forth below are the key terms of the new financing agreement:

A.
The annual repayments of the loan principal until a Title V permit is received (if it is, indeed, received) and reaching a certain leveraging ratio as set in the amendment and extension agreement shall amount to the entire free cash flow amount of Valley (100% cash sweep). After receiving the Title V permit and complying with the coverage ratio that was set, the annual repayment amount shall vary, and will be calculated based of a combination of a fixed predetermined amortization schedule and a 50% cash sweep mechanism, such that the entire free cash flow in excess of the said amount will be available to Valley, and will be used to cover operating costs, service the debt, and other liquidity needs.

B.
On the signing date of the Amendment and Extension Agreement, Valley repaid NIS 200 million (approx. USD 55 million; CPV Group’s share - 50%) by advancing subordinated shareholders’ loans to Valley (the Company’s share in the said shareholders’ loans is NIS 61 million, approx. USD 17 million).

C.	The base interest was revised to SOFR-based interest plus a weighted average interest margin of 5.75% for the project.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Statement of Financial Position:

		As at June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		93	1,498	1,591
Restricted cash		1,498	(1,498)	-
Property, plant & equipment	A, C, D	775,365	(159,747)	615,618
Intangible assets	D	20,269	(20,269)	-
Other assets		57,986	-	57,986
Total assets		855,211	(180,016)	675,195

Accounts payable and deferred expenses	A	12,647	(1,093)	11,554
Other liabilities		458,554	(3,109)	455,445
Total liabilities		471,201	(4,202)	466,999
Partners’ equity	A, C	384,010	(175,814)	208,196

Total liabilities and equity		855,211	(180,016)	675,195

		As at June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		99	1,710	1,809
Restricted cash		5,266	(1,710)	3,556
Property, plant & equipment	A, C, D	798,906	(177,853)	621,053
Intangible assets	D	14,411	(14,411)	-
Other assets		117,590	-	117,590
Total assets		936,272	(192,264)	744,008
Accounts payable and deferred expenses	A	31,358	(1,242)	30,116
Other liabilities		566,082	-	566,082

Total liabilities		597,440	(1,242)	596,198

Partners’ equity	A, C	338,832	(191,022)	147,810

Total liabilities and equity		936,272	(192,264)	744,008
		As at December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		145	1,041	1,186
Restricted cash		4,630	(1,041)	3,589
Property, plant & equipment	A, C, D	786,365	(165,597)	620,768
Intangible assets	D	20,604	(20,604)	-
Other assets		112,188	-	112,188

Total assets		923,932	(186,201)	737,731
Accounts payable and deferred expenses	A	31,775	(1,409)	30,366
Other liabilities		518,259	-	518,259
Total liabilities		550,034	(1,409)	548,625

Partners’ equity	A, C	373,898	(184,792)	189,106
Total liabilities and equity		923,932	(186,201)	737,731

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Statements of income and other comprehensive income:

		For the six-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		107,951	-	107,951
Operating expenses	A	63,235	(2,515)	60,720
Depreciation and amortization	C	13,030	(3,355)	9,675

Operating profit		31,686	5,870	37,556
Finance expenses	B	21,224	(5,202)	16,022
Profit for the period		10,462	11,072	21,534

Other comprehensive loss - derivative financial instruments	B	(350)	(2,094)	(2,444)

Comprehensive income for the period		10,112	8,978	19,090

		For the six-month period ended June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		189,661	-	189,661
Operating expenses	A	143,297	(2,729)	140,568
Depreciation and amortization	C	12,892	(3,355)	9,537

Operating profit		33,472	6,084	39,556

Finance expenses	B	15,614	(3,458)	12,156

Profit for the period		17,858	9,542	27,400

Other comprehensive income - derivative financial instruments	B	5,076	(3,458)	1,618

Comprehensive income for the period		22,934	6,084	29,018

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Statements of income and other comprehensive income: (cont.)

		For the three-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		30,033	-	30,033
Operating expenses	A	26,687	(1,092)	25,595
Depreciation and amortization	C	6,515	(1,678)	4,837

Operating profit		(3,169)	2,770	(399)

Finance expenses	B	12,097	(3,668)	8,429

Loss for the period		(15,266)	6,438	(8,828)

Other comprehensive loss - derivative financial instruments	B	(1,101)	(560)	(1,661)

Comprehensive loss for the period		(16,367)	5,878	(10,489)

		For the three-month period ended June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		73,900	-	73,900
Operating expenses	A	69,542	(1,242)	68,300
Depreciation and amortization	C	6,457	(1,678)	4,779

Operating profit (loss)		(2,099)	2,920	821

Finance expenses	B	7,779	(1,709)	6,070

Loss for the period		(9,878)	4,629	(5,249)

Other comprehensive loss - derivative financial instruments	B	(31)	(1,709)	(1,740)

Comprehensive loss for the period		(9,909)	2,920	(6,989)

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		405,548	-	405,548
Operating expenses	A	296,645	(5,603)	291,042
Depreciation and amortization	C	25,714	(6,709)	19,005

Operating profit		83,189	12,312	95,501

Finance expenses	B	32,913	(6,546)	26,367

Profit for the year		50,276	18,858	69,134

Other comprehensive income (loss) - derivative financial instruments	B	7,724	(6,546)	1,178
Comprehensive income for the year		58,000	12,312	70,312

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B, C	10,462	11,072	21,534

Net cash from operating activities		36,835	-	36,835
Net cash provided by (used in) investing activities	E	(1,426)	18,630	17,204
Net cash used in financing activities		(53,635)	-	(53,635)

Net increase (decrease) in cash and cash equivalents		(18,226)	18,630	404

Balance of cash and cash equivalents at beginning of period	E	145	1,042	1,187

Restricted cash balance at beginning of period	E	57,680	(57,680)	-

Balance of cash and cash equivalents at end of period	E	93	1,498	1,591

Restricted cash balance at end of period	E	39,506	(39,506)	-

		For the six-month period ended June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B, C	17,858	9,542	27,400

Net cash from operating activities		31,292	-	31,292
Net cash used in investing activities	E	(4,585)	(8,062)	(12,647)
Net cash used in financing activities		(17,115)	-	(17,115)

Net increase (decrease) in cash and cash equivalents		9,592	(8,062)	1,530

Balance of cash and cash equivalents at beginning of period	E	98	181	279

Restricted cash balance at beginning of period	E	76,390	(76,390)	-

Balance of cash and cash equivalents at end of period	E	99	1,710	1,809

Restricted cash balance at end of period	E	85,981	(85,981)	-

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Loss for the period	A, B, C	(15,266)	6,438	(8,828)

Net cash from operating activities		851	-	851
Net cash used in investing activities	E	(1,200)	(1,359)	(2,559)
Net cash used in financing activities		(8,915)	-	(8,915)

Net decrease in cash and cash equivalents		(9,264)	(1,359)	(10,623)

Balance of cash and cash equivalents at beginning of period	E	92	12,122	12,214

Restricted cash balance at beginning of period	E	48,771	(48,771)	-

Balance of cash and cash equivalents at end of period	E	93	1,498	1,591

Restricted cash balance at end of period	E	39,506	(39,506)	-

		For the three-month period ended June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Loss for the period	A, B, C	(9,878)	4,629	(5,249)

Net cash from operating activities		8,112	-	8,112
Net cash used in investing activities	E	(243)	5,321	5,078
Net cash used in financing activities		(14,022)	-	(14,022)

Net increase (decrease) in cash and cash equivalents		(6,153)	5,321	(832)

Balance of cash and cash equivalents at beginning of period	E	98	2,543	2,641
Restricted cash balance at beginning of period	E	92,135	(92,135)	-

Balance of cash and cash equivalents at end of period	E	99	1,710	1,809

Restricted cash balance at end of period	E	85,981	(85,981)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the year	A, B, C	50,276	18,858	69,134
Net cash from operating activities		62,497	-	62,497
Net cash provided by (used in) investing activities	E	(11,226)	19,571	8,345
Net cash used in financing activities		(69,934)	-	(69,934)

Net increase (decrease) in cash and cash equivalents		(18,663)	19,571	908

Balance of cash and cash equivalents at beginning of year	E	98	180	278

Restricted cash balance at beginning of year	E	76,390	(76,390)	-

Balance of cash and cash equivalents at end of year	E	145	1,041	1,186
Restricted cash balance at end of year	E	57,680	(57,680)	-

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position:

		As at June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		65	6,823	6,888
Restricted cash		9,205	(6,823)	2,382
Property, plant & equipment	A, D	827,155	47,242	874,397
Intangible assets	D	27,189	(27,189)	-
Other assets		74,925	-	74,925

Total assets		938,539	20,053	958,592

Accounts payable and deferred expenses	A	15,468	(8,790)	6,678
Other liabilities		420,505	560	421,065
Total liabilities		435,973	(8,230)	427,743

Partners’ equity	A	502,566	28,283	530,849

Total liabilities and equity		938,539	20,053	958,592

		As at June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		65	3,880	3,945
Restricted cash		4,685	(3,880)	805
Property, plant & equipment	A, D	851,705	39,890	891,595
Intangible assets	D	28,059	(28,059)	-
Other assets		178,618	-	178,618

Total assets		1,063,132	11,831	1,074,963

Accounts payable and deferred expenses	A	42,605	(8,492)	34,113
Other liabilities		641,026	840	641,866
Total liabilities		683,631	(7,652)	675,979
Partners’ equity	A	379,501	19,483	398,984

Total liabilities and equity		1,063,132	11,831	1,074,963

		As at December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		89	1,370	1,459
Restricted cash		10,098	(1,370)	8,728
Property, plant & equipment	A, D	839,665	45,684	885,349
Intangible assets	D	27,624	(27,624)	-
Other assets		142,274	-	142,274
Total assets		1,019,750	18,060	1,037,810

Accounts payable and deferred expenses	A	38,800	(6,354)	32,446
Other liabilities		533,630	700	534,330

Total liabilities		572,430	(5,654)	566,776
Partners’ equity	A	447,320	23,714	471,034

Total liabilities and equity		1,019,750	18,060	1,037,810

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of income and other comprehensive income:

		For the six-month period ended June 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		150,875	-	9,389	160,264
Operating expenses	A	82,293	(4,430)	9,389	87,252

Operating profit		68,582	4,430	-	73,012

Finance expenses	B	13,350	(2,768)	-	10,582

Profit for the period		55,232	7,198	-	62,430

Other comprehensive income - interest rate swaps	B	4,014	(2,627)	-	1,387

Comprehensive income for the period		59,246	4,571	-	63,817

		For the six-month period ended June 30, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		195,522	-	(41,890)	153,632
Operating expenses	A	163,698	(4,160)	(41,890)	117,648

Operating profit		31,824	4,160	-	35,984

Finance expenses	B	14,589	(3,046)	-	11,543

Profit for the period		17,235	7,206	-	24,441

Other comprehensive income - interest rate swaps	B	21,051	(2,906)	-	18,145

Comprehensive income for the period		38,286	4,300	-	42,586

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of income and other comprehensive income: (cont.)

		For the three-month period ended June 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		61,780	-	1,336	63,116
Operating expenses	A	34,068	(2,179)	1,336	33,225
Operating profit		27,712	2,179	-	29,891
Finance expenses	B	5,960	(1,389)	-	4,571

Profit for the period		21,752	3,568	-	25,320

Other comprehensive income - interest rate swaps	B	7,360	(1,318)	-	6,042

Comprehensive income for the period		29,112	2,250	-	31,362

		For the three-month period ended June 30, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		85,682	-	(29,622)	56,060
Operating expenses	A	91,159	(1,917)	(29,622)	59,620
Operating loss		(5,477)	1,917	-	(3,560)
Finance expenses	B	7,227	(1,558)	-	5,669

Profit for the period		(12,704)	3,475	-	(9,229)

Other comprehensive income - interest rate swaps	B	4,947	(1,488)	-	3,459

Comprehensive loss for the period		(7,757)	1,987	-	(5,770)

		For the year ended December 31, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		450,906	-	(76,939)	373,967
Operating expenses	A	345,546	(8,251)	(76,939)	260,356

Operating profit		105,360	8,251	-	113,611

Finance expenses	B	21,065	(6,360)	-	14,705

Profit for the year		84,295	14,611	-	98,906

Other comprehensive income - interest rate swaps	B	21,810	(6,080)	-	15,730

Comprehensive income for the year		106,105	8,531	-	114,636

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	55,232	7,198	62,430

Net cash from operating activities		98,824	-	98,824
Net cash provided by (used in) investing activities	E	(633)	9,275	8,642
Net cash used in financing activities		(102,037)	-	(102,037)

Net increase (decrease) in cash and cash equivalents		(3,846)	9,275	5,429

Balance of cash and cash equivalents at beginning of period	E	89	1,370	1,459

Restricted cash balance at beginning of period	E	38,404	(38,404)	-

Balance of cash and cash equivalents at end of period	E	65	6,823	6,888

Restricted cash balance at end of period	E	34,582	(34,582)	-
		For the six-month period ended June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	17,235	7,206	24,441

Net cash from operating activities		70,885	-	70,885
Net cash provided by (used in) investing activities	E	(3,331)	29,646	26,315
Net cash used in financing activities		(97,661)	-	(97,661)

Net increase (decrease) in cash and cash equivalents		(30,107)	29,646	(461)

Balance of cash and cash equivalents at beginning of period	E	76	4,330	4,406

Restricted cash balance at beginning of period	E	72,665	(72,665)	-

Balance of cash and cash equivalents at end of period	E	65	3,880	3,945

Restricted cash balance at end of period	E	42,569	(42,569)	-

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	21,752	3,568	25,320

Net cash from operating activities		41,687	-	41,687
Net cash provided by (used in) investing activities	E	(473)	146	(327)
Net cash used in financing activities		(35,305)	-	(35,305)

Net increase in cash and cash equivalents		5,909	146	6,055

Balance of cash and cash equivalents at beginning of period	E	57	776	833

Restricted cash balance at beginning of period	E	28,681	(28,681)	-

Balance of cash and cash equivalents at end of period	E	65	6,823	6,888

Restricted cash balance at end of period	E	34,582	(34,582)	-

		For the three-month period ended June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Loss for the period	A, B	(12,704)	3,475	(9,229)

Net cash from operating activities		16,328	-	16,328
Net cash used in investing activities	E	(3,227)	(59)	(3,286)
Net cash used in financing activities		(13,137)	-	(13,137)

Net decrease in cash and cash equivalents		(36)	(59)	(95)

Balance of cash and cash equivalents at beginning of period	E	76	3,964	4,040

Restricted cash balance at beginning of period	E	42,594	(42,594)	-

Balance of cash and cash equivalents at end of period	E	65	3,880	3,945
Restricted cash balance at end of period	E	42,569	(42,569)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the year	A, B	84,295	14,611	98,906

Net cash from operating activities		140,040	-	140,040
Net cash provided by (used in) investing activities	E	(7,323)	31,299	23,976
Net cash used in financing activities		(166,965)	-	(166,965)

Net increase (decrease) in cash and cash equivalents		(34,248)	31,299	(2,949)
Balance of cash and cash equivalents at beginning of year	E	78	4,330	4,408

Restricted cash balance at beginning of year	E	72,663	(72,663)	-

Balance of cash and cash equivalents at end of year	E	89	1,370	1,459

Restricted cash balance at end of year	E	38,404	(38,404)	-

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic

Statement of Financial Position:

		As at June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		100	8,328	8,428
Restricted cash		8,371	(8,328)	43
Property, plant & equipment	A, D	752,496	80,820	833,316
Intangible assets	D	53,087	(53,087)	-
Other assets		135,796	-	135,796

Total assets		949,850	27,733	977,583

Accounts payable and deferred expenses	A	13,486	(2,189)	11,297
Other liabilities		496,760	(140)	496,620

Total liabilities		510,246	(2,329)	507,917

Partners’ equity	A	439,604	30,062	469,666

Total liabilities and equity		949,850	27,733	977,583

		As at June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		99	9,081	9,180
Restricted cash		9,081	(9,081)	-
Property, plant & equipment	A, D	777,391	82,292	859,683
Intangible assets	D	56,597	(56,597)	-
Other assets		149,952	-	149,952

Total assets		993,120	25,695	1,018,815
Accounts payable and deferred expenses	A	24,490	(1,313)	23,177
Other liabilities		645,301	(210)	645,091

Total liabilities		669,791	(1,523)	668,268
Partners’ equity	A	323,329	27,218	350,547
Total liabilities and equity		993,120	25,695	1,018,815

		As at December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		90	40,230	40,320
Restricted cash		42,251	(40,230)	2,021
Property, plant & equipment	A, D	764,996	81,413	846,409
Intangible assets	D	54,842	(54,842)	-
Other assets		134,217	-	134,217
Total assets		996,396	26,571	1,022,967

Accounts payable and deferred expenses	A	21,025	(1,857)	19,168
Other liabilities		605,364	(175)	605,189
Total liabilities		626,389	(2,032)	624,357

Partners’ equity	A	370,007	28,603	398,610

Total liabilities and equity		996,396	26,571	1,022,967

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of income and other comprehensive income:

		For the six-month period ended June 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		186,658	1,838	5,309	193,805
Operating expenses	A	93,402	(4,298)	5,309	94,413
Depreciation and amortization	A	14,415	2,804	-	17,219

Operating profit		78,841	3,332	-	82,173

Finance expenses	B	12,677	(2,885)	-	9,792

Profit for the period		66,164	6,217	-	72,381

Other comprehensive income (loss) - interest rate swaps	B	3,433	(4,758)	-	(1,325)

Comprehensive income for the period		69,597	1,459	-	71,056

		For the six-month period ended June 30, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		213,826	-	19,710	233,536
Operating expenses	A	185,593	(3,236)	19,710	202,067
Depreciation and amortization	A	14,400	1,797	-	16,197

Operating profit		13,833	1,439	-	15,272

Finance expenses	B	14,058	(3,298)	-	10,760

Profit (loss) for the period		(225)	4,737	-	4,512

Other comprehensive income - interest rate swaps	B	20,811	(3,333)	-	17,478

Comprehensive income for the period		20,586	1,404	-	21,990

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of income and other comprehensive income: (cont.)

		For the three-month period ended June 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		72,772	1,838	6,805	81,415
Operating expenses	A	36,852	(2,189)	6,805	41,468
Depreciation and amortization	A	7,206	1,402	-	8,608
Operating profit		28,714	2,625	-	31,339
Finance expenses	B	6,007	(1,495)	-	4,512
Profit for the period		22,707	4,120	-	26,827

Other comprehensive income - interest rate swaps	B	7,399	(3,351)	-	4,048

Comprehensive income for the period		30,106	769	-	30,875

		For the three-month period ended June 30, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		67,834	-	10,989	78,823
Operating expenses	A	63,249	(1,313)	10,989	72,925
Depreciation and amortization	A	7,208	1,150	-	8,358

Operating loss		(2,623)	163	-	(2,460)
Finance expenses	B	7,089	(1,619)	-	5,470
Loss for the period		(9,712)	1,782	-	(7,930)
Other comprehensive income - interest rate swaps	B	5,008	(1,637)	-	3,371

Comprehensive loss for the period		(4,704)	145	-	(4,559)

		For the year ended December 31, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		445,028	-	49,637	494,665
Operating expenses	A	349,588	(7,460)	49,637	391,765
Depreciation and amortization	A	28,815	4,602	-	33,417

Operating profit		66,625	2,858	-	69,483
Finance expenses	B	28,645	(6,597)	-	22,048

Profit for the year		37,980	9,455	-	47,435

Other comprehensive income - interest rate swaps	B	29,284	(6,667)	-	22,617
Comprehensive income for the year		67,264	2,788	-	70,052

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B	66,164	6,217	72,381

Net cash from operating activities		54,710	-	54,710
Net cash from investing activities	E	(75)	29,267	29,192
Net cash used in financing activities		(115,794)	-	(115,794)

Net increase (decrease) in cash and cash equivalents		(61,159)	29,267	(31,892)

Balance of cash and cash equivalents at beginning of period	E	90	40,230	40,320

Restricted cash balance at beginning of period	E	119,838	(119,838)	-

Balance of cash and cash equivalents at end of period	E	100	8,328	8,428

Restricted cash balance at end of period	E	58,669	(58,669)	-

		For the six-month period ended June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit (loss) for the period	A, B	(225)	4,737	4,512

Net cash from operating activities		8,760	-	8,760
Net cash used in investing activities	E	(255)	(322)	(577)
Net cash used in financing activities		(454)	-	(454)

Net increase (decrease) in cash and cash equivalents		8,051	(322)	7,729

Balance of cash and cash equivalents at beginning of period	E	100	1,351	1,451

Restricted cash balance at beginning of period	E	78,410	(78,410)	-

Balance of cash and cash equivalents at end of period	E	99	9,081	9,180

Restricted cash balance at end of period	E	86,462	(86,462)	-

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	22,707	4,120	26,827

Net cash from operating activities		22,267	-	22,267
Net cash from investing activities	E	(75)	25,073	24,998
Net cash used in financing activities		(49,815)	-	(49,815)
Net increase (decrease) in cash and cash equivalents		(27,623)	25,073	(2,550)

Balance of cash and cash equivalents at beginning of period	E	100	10,878	10,978

Restricted cash balance at beginning of period	E	86,292	(86,292)	-

Balance of cash and cash equivalents at end of period	E	100	8,328	8,428

Restricted cash balance at end of period	E	58,669	(58,669)	-

		For the three-month period ended June 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Loss for the period	A, B	(9,712)	1,782	(7,930)

Net cash used in operating activities		(19,250)	-	(19,250)
Net cash used in investing activities	E	(73)	(52)	(125)
Net cash used in financing activities		9,602	-	9,602

Net increase (decrease) in cash and cash equivalents		(9,721)	(52)	(9,773)
Balance of cash and cash equivalents at beginning of period	E	100	18,853	18,953

Restricted cash balance at beginning of period	E	96,182	(96,182)	-

Balance of cash and cash equivalents at end of period	E	99	9,081	9,180

Restricted cash balance at end of period	E	86,462	(86,462)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the year	A, B	37,980	9,455	47,435

Net cash from operating activities		78,126	-	78,126
Net cash used in investing activities	E	(519)	(2,548)	(3,067)
Net cash used in financing activities		(36,189)	-	(36,189)
Net increase (decrease) in cash and cash equivalents		41,418	(2,548)	38,870

Balance of cash and cash equivalents at beginning of year	E	100	1,350	1,450

Restricted cash balance at beginning of year	E	78,410	(78,410)	-

Balance of cash and cash equivalents at end of year	E	90	40,230	40,320

Restricted cash balance at end of year	E	119,838	(119,838)	-

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Set forth below is a breakdown of the key adjustments between US GAAP and IFRS in Valley, Fairview, and Towantic

A.
Maintenance costs under the Long Term Maintenance Plan (hereinafter - the “LTPC Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTPC Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of interest rate swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under finance expenses in profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.
Impairment of property, plant and equipment in Valley: In 2021, prior to the acquisition date of CPV Group, indications of impairment of the property, plant and equipment were identified. Under IFRS, the carrying amount exceeded the recoverable amount (the discounted cash flows that Valley expects to generate from the asset), and consequently an impairment loss was recognized. Under US GAAP, the non-discounted cash flows that Valley expects to generate from the asset exceeded the carrying amount, and therefore no impairment loss was recognized. Since the impairment loss was taken into account as part of the excess cost allocation work as of the acquisition date of CPV Group, its subsequent reversal in Valley’s financial statements, if recognized, shall not affect the Company's results.

D.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

E.	Restricted cash: Restricted cash: There is a difference between the presentation and classification of restricted cash in the cash flow statements and in the statements of financial position.